SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated May 17, 2022, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, May 17, 2022 - IRSA Inversiones y Representaciones S.A. (NYSE:IRS, ByMA:IRSA), Argentina's leading Real Estate company, in relation to the Series II Notes originally issued by IRSA PROPIEDADES COMERCIALES S.A. (“IRSA CP”) for a nominal value of USD 360,000,000, in order to inform the shareholders and holders of Series II Notes, that as a result of the merger between both Companies, IRSA signed on May 16, 2022, an amendment to the trust agreement of the Series II Notes, where IRSA expressly assumes the obligations contracted by IRSA CP, on the mentioned Series.

  INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
99.1	Notice of Amendment of the Indenture

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

May 17, 2022	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets